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                          Offer to Purchase for Cash
                         All Outstanding Common Shares
          (Including Common Shares Issuable Upon Exercise of Options)

                                      of

                           HAWKER PACIFIC AEROSPACE
                                      at
                                $3.25 Per Share
                                      by

                         LHT ACQUISITION CORPORATION,
                         a wholly-owned subsidiary of
                             LUFTHANSA TECHNIK AG

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
                 NEW YORK CITY TIME ON FRIDAY, APRIL 5, 2002,
                         UNLESS THE OFFER IS EXTENDED.

                                                                 MARCH 11, 2002

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

   LHT Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Lufthansa Technik AG, a corporation organized under the laws of the Federal Republic of Germany ("Parent"), is offering to purchase all issued and outstanding shares of common stock, no par value, of Hawker Pacific Aerospace, a California corporation (the "Company"), and common shares issuable upon the exercise of options to purchase common shares at a price of $3.25 per share, in cash, without interest thereon, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer") enclosed herewith. Holders of options having exercise prices under the Company's stock option plan or management stock option agreements of less than $3.25 per share (the "Option Shares") will have the opportunity to exercise their options conditionally, so that their exercise will only take effect if the Purchaser accepts their Option Shares for payment. The Purchaser is offering to pay the holders of such options $3.25 per share less the per share exercise price and any required withholding taxes for each Option Share purchased in the Offer.

   The Offer is conditioned upon there being validly tendered and not properly withdrawn prior to the expiration of the initial offering period and any extensions thereof for the Offer that number of common shares which, together with any common shares then beneficially owned by the Purchaser or Parent, represents at least 90% of the total number of outstanding common shares on a fully diluted basis on the date of purchase. See Section 19 of the Offer to Purchase.

   Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold common shares registered in your name or in the name of your nominee.

   For your information and for forwarding to your clients for whom you hold common shares registered in your name or in the name of your nominee, or who hold common shares registered in their own names, we are enclosing the following documents:

    1. The Offer to Purchase, dated March 11, 2002;

    2. The Letter of Transmittal to be used by holders of common shares in accepting the Offer and tendering common shares;

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    3. The Company's Solicitation/Recommendation Statement on Schedule 14D-9;

    4. The Notice of Guaranteed Delivery to be used to accept the Offer if the certificates evidencing such common shares (the "Share Certificates") are not immediately available or time will not permit all required documents to reach the depositary prior to the Expiration Date (as defined in the Offer to Purchase) or the procedure for book-entry transfer cannot be completed by the Expiration Date;

    5. A letter that may be sent to your clients for whose accounts you hold common shares registered in your name or in the name of your nominees, with space provided for obtaining such clients' instructions with regard to the Offer;

    6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information to U.S. persons relating to backup federal income tax withholding;

    7. Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN providing information to persons exempt from backup federal income tax withholding; and

    8. A return envelope addressed to the depositary.

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 7, 2002 (the "Merger Agreement"), among the Purchaser, Parent and the Company, pursuant to which, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser intends to merge with and into the Company under California law.

   The purpose of the Offer is to acquire the entire equity interest in the Company. The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, following the consummation of the Offer, upon the terms and subject to the conditions of the Merger Agreement and California General Corporation Law (the "CGCL"), the Purchaser shall act to merge the Company and the Purchaser in a "short-form" merger (the "Merger"). Upon consummation of the Merger, the Company will continue as the surviving entity under the CGCL (the "Surviving Company") and will be a privately held company, wholly-owned by Parent. At the time the Merger becomes effective, each then outstanding common share (other than common shares (a) owned by the Parent or the Purchaser, which Shares, by virtue of the Merger, will be canceled and retired and will cease to exist with no payment being made with respect thereto, and (b) held by holders who properly exercise their appraisal rights in accordance with the CGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be cancelled and without any action on the part of the holder thereof, be converted into the right to receive in cash an amount per common share equal to the Offer Price, without interest, less any required withholding tax upon the surrender of the certificate(s) representing such common shares. See Sections 4 and 18 of the Offer to Purchase. The consummation of the Merger is subject to the satisfaction or waiver, where permissible, of certain conditions. See Section 19 of the Offer to Purchase.

   Under the CGCL, the Merger may not be accomplished for cash paid to the Company's shareholders if the Purchaser owns directly or indirectly more than 50% but less than 90% of the then outstanding Shares, unless either all the shareholders consent or the Commissioner of Corporations of the State of California approves the terms and conditions of the Merger and the fairness thereof after a hearing. In addition, under the CGCL, the Merger may not be accomplished without the delivery of a fairness opinion to the Company. That opinion has been delivered by Houlihan Lokey Howard & Zukin Financial Advisors, Inc., the financial advisor to the special committee of the Company's Board of Directors. Therefore, the Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the initial offering period and any extensions thereof for the Offer that number of common shares which, together with any common shares then beneficially owned by the Purchaser or Parent, represents at least ninety 90% of the total number of outstanding common shares on a fully diluted basis on the date of purchase.

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   The board of directors of the Company (with one member not in attendance), based in part upon the recommendation of a special committee of independent directors of the board of directors of the Company, has unanimously (with the two Parent-designated directors in attendance abstaining) approved the Offer, the Merger Agreement and the Merger, and has unanimously (with the two Parent-designated directors in attendance abstaining) determined that the Offer, the Merger Agreement and the Merger are advisable and fair from a financial point of view to, and in the best interests of, the unaffiliated shareholders of the Company and recommends that the unaffiliated shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

   In all cases, payment for common shares accepted for payment pursuant to the Offer will be made only after timely receipt by the depositary of (1) certificates for, or a timely Book-Entry Confirmation (as defined in Section 10 of the Offer to Purchase) with respect to, such common shares, (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedures described in Section 10 of the Offer to Purchase, an Agent's Message (as defined in Section 10 of the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for common shares or Book-Entry Confirmations with respect to common shares are actually received by the depositary. The Purchaser will not have any obligation to pay interest on the purchase price for tendered common shares, whether or not the Purchaser exercises its right to extend the Offer.

   Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the information agent and the depositary as described in Section 22 of the Offer to Purchase) in connection with the solicitation of tenders of common shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

   Except as set forth in Instruction 6 of the Letter of Transmittal, the Purchaser will pay stock transfer taxes, stamp duty or other such taxes incident to the transfer to it of validly tendered common shares.

   Responsive action is requested. We urge you to contact your clients as promptly as possible. Be reminded that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, April 5, 2002 unless the Offer is extended.

   In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees and any other required documents, should be sent to the depositary, and certificates evidencing the tendered common shares should be delivered or such common shares should be tendered by book-entry transfer or in accordance with DTC's ATOP procedures, all in accordance with the Instructions set forth in the Letter of Transmittal and the Offer to Purchase.

   If holders of common shares wish to tender common shares, but it is impracticable for them to forward their Share Certificates or other, required documents to the depositary prior to the Expiration Date or to comply with the procedures for book-entry transfer or ATOP on a timely basis, a tender may be effected by following the guaranteed delivery procedures specified under
Section 10 of the Offer to Purchase.

   Any inquiries you may have with respect to the Offer or any requests for additional copies of the enclosed materials should be addressed to the information agent at the respective address and telephone number set forth on the back cover page of the Offer to Purchase.

   Nothing contained herein or in the enclosed documents shall constitute you or any other person as an agent of the Purchaser, Parent, the Company, the depositary or the information agent, or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed and the statements contained therein.

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